UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Loop Industries, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

543518104

(CUSIP Number)

Andrew Lapham

135 Yorkville Avenue, 9th Floor

Toronto, Ontario

M5R 0C7

(416) 925-6609

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Megan J. Baier

Wilson Sonsini Goodrich & Rosati, P.C.

1301 Avenue of the Americas, 40th Floor

New York, NY 10019-6022

(214) 999-5800

June 24, 2019

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

SCHEDULE 13D
CUSIP No. 543518104	Page 2 of 6 Pages

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Andrew Lapham
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,093,567
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,093,567

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,093,567
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%*
14.	TYPE OF REPORTING PERSON (see instructions) IN
__________
* All calculations of percentage ownership in this Schedule 13D with respect to the Reporting Persons are based upon a total of 38,975,642 shares of common stock, par value $0.0001 per share (the “Common Stock”), of Loop Industries, Inc. (the “Issuer”), outstanding as of May 17, 2019.

SCHEDULE 13D
CUSIP No. 543518104	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS Northern Private Capital Fund I Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF and OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,093,567
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,093,567

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,093,567
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14.	TYPE OF REPORTING PERSON (see instructions) PN

SCHEDULE 13D
CUSIP No. 543518104	Page 4 of 6 Pages

Item 1. SECURITY AND ISSUER.

This statement relates to shares of the common stock, par value $0.0001 per share, of Loop Industries, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive office of the Issuer is 480 Fernand Poitras, Terrebonne, Quebec, Canada, J6Y 1Y4.

Item 2. IDENTITY AND BACKGROUND.

This Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by the following persons (collectively, the “Reporting Persons”):

1.	Andrew Lapham;

2.	Northern Private Capital Fund I Limited Partnership, a Canadian limited partnership (“NPC I LP”);

No disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) for either of the Reporting Persons.

Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purpose other than for compliance with Section 13(d) of the Exchange Act.

The principal address of each of the Reporting Persons is 135 Yorkville Avenue, 9th Floor, Toronto, Ontario, M5R 0C7.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On May 29, 2019, the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”) by and among the Issuer, NPC I LP, and Daniel Solomita (“Solomita”), in his individual capacity and solely for the purposes of the Voting Arrangement (as defined below), pursuant to which the Issuer has agreed to issue and sell to the NPC I LP in a registered direct offering (the “Offering”) an aggregate of 4,093,567 shares (the “Shares”) of the Company’s common stock (the “Common Stock”) at a per share purchase price of $8.55 per share, for aggregate net proceeds of approximately $34.6 million, after deducting estimated offering expenses payable by the Issuer, of approximately $400,000. Concurrently with the Offering and pursuant to the Purchase Agreement, the Issuer has agreed to issue to the NPC I LP options to purchase up to an additional 4,093,567 shares of the Issuer’s common stock at an exercise price of $11.00 per share, which will vest on December 15, 2019 and are exercisable for three years following the closing date of the Offering (the “Option Issuance”).

On June 14, 2019, the parties to the SPA entered into an amendment to such SPA (the “Amendment”). Pursuant to the Amendment, the Purchaser NPC I LP has the right to nominate one director to be appointed to the Loop board of directors and Solomita has agreed to vote all shares of Common Stock he then owns or has control over to elect such director for as long as NPC I LP, individually or in the aggregate with any other fund managed by Northern Private Capital (collectively, the “NPC Funds” and each such fund an “NPC Fund”) hold at least a number of shares equivalent to 10% of the number of shares of Common Stock issued and outstanding (the “Nomination Threshold”), or, to the extent that the Issuer issues shares such that the ownership of the NPC Funds falls below 10% of the number of shares of Common Stock issued and outstanding, and the NPC Funds have not sold or transferred any shares of Common Stock (other than sales or transfers among the NPC Funds), then the Nomination Threshold would be reduced proportionately to reflect the percentage by which the NPC Funds will have been diluted, provided that the Nomination Threshold will not be lower than 8%.

Immediately prior to the closing of the Offering, NPC I LP did not own any securities of the Issuer. Immediately following the closing of the Offering, NPC I LP holds 4,093,567 shares of Common Stock and 4,093,567 options to purchase shares of Common Stock. The shares of Common Stock represent 10.5% of the Issuers’s common equity. Together, the securities acquired in the Offering represent a 17.3% ownership position in Loop's common equity on a fully diluted basis, assuming the exercise of NPC I LP’s options.

The funds to acquire the securities acquired in the Offering were derived from capital contributions of limited partners of NPC I LP.  No part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.  No part of the funds is a loan made in the ordinary course of business by a bank.

SCHEDULE 13D
CUSIP No. 543518104	Page 5 of 6 Pages

Item 4. PURPOSE OF TRANSACTION.

The information set forth or incorporated by reference in Items 3, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The securities were acquired by NPC I LP for investment purposes. NPC I LP may elect, following closing of the Offering, to transfer securities acquired in the Offering among NPC Funds. The NPC Funds have a long-term view of the investment and do not intend at this time to acquire or dispose of additional shares of Common Stock (other than among themselves), but may in the future increase or decrease their shareholdings of the Issuer, on an individual or joint basis, depending on market conditions, reformulation of plans and/or other relevant factors.

Other Plans

Other than as described in the foregoing section, neither of the Reporting Persons, to the Reporting Persons’ knowledge, has any present plan or proposal which would relate to or result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) On the filing date of this Schedule 13D, The Reporting Persons beneficially owned, in the aggregate, 4,093,567 shares of common stock, representing approximately 10.5% of the Issuer’s outstanding shares of common stock, based on 38,975,642 shares of common stock issued and outstanding as of May 17, 2019. Together, the securities acquired in the Offering represent a 17.3% ownership position in the Issuer’s common equity on a fully diluted basis, assuming the exercise of NPC I LP’s options.

(b) NPC I LP directly owns all of the shares of common stock reported in this Schedule 13D. NPC is the sole manager of NPC I LP. Therefore, the Reporting Persons beneficially own, and have shared voting power and shared dispositive power over, all of the shares of common stock reported in this Schedule 13D.

(c) Except as set forth in this Schedule 13D, The Reporting Persons have not effected any transaction in the shares of common stock during the past sixty (60) days.

SCHEDULE 13D
CUSIP No. 543518104	Page 6 of 6 Pages

(d) Except for the Reporting Persons, no person is known by the Reporting Persons to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons, other than: (i) Andrew Lapham by reason of his 50% ownership in the voting shares of Northern Private Capital Holdings Ltd. (which holds a special limited partnership interest in NPC I LP), and his 50% of the voting shares Northern Private Capital GP I Ltd. (the general partner of NPC I LP) (ii) John Risley, by reason of his sole ownership of CFFI Ventures Inc., which has 50% ownership in the voting shares of Northern Private Capital Holdings Ltd. (which holds a special limited partnership interest in NPC I LP), and which also holds 50% of the voting shares of Northern Private Capital GP I Ltd. (the general partner of NPC I LP) and (iii) limited partners of NPC I LP, including Northern Private Capital Holdings Ltd.

(e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as described elsewhere herein, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

		Incorporated by Reference
Exhibit Number	Description	Form	File No.	Filing Date	Exhibit No.

99.1	Joint Filing Agreement under Rule 13d-1(k)	Filed herewith

99.2	Amendment to Securities Purchase Agreement dated June 14, 2019 between Loop Industries, Inc. and the Purchaser identified therein.	8-K	000-54768	June 14, 2019	10.1

99.3	Form of Securities Purchase Agreement dated May 29, 2019 between Loop Industries, Inc., the Purchaser identified therein and Daniel Solomita.	8-K	000-54768	May 29, 2019	10.1

Signatures

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2019	By:	/s/ Andrew Lapham
Andrew Lapham

Northern Private Capital Fund I Limited Partnership

	By:	/s/ Andrew Lapham
Andrew Lapham
President and CEO